Exhibit 4.1

PROMISSORY NOTE

$2,000,000.00	February 4, 2014

FOR VALUE RECEIVED and pursuant to the terms of this Promissory Note (this “Note”), the undersigned, TRIBUTE PHARMACEUTICALS CANADA INC., a Delaware corporation (“Borrower”), having an address at 15770 Dallas Parkway, Suite 1290, Dallas, TX 75248, promises to pay to the order of SWK FUNDING LLC, a Delaware limited liability company as agent, sole lead arranger and bookrunner (in such capacity, “Agent” and together with all subsequent holders of this Note being hereinafter referred to collectively, as “Holder”), for the benefit of Lenders (as defined below), having an address at 15770 North Dallas Parkway, Suite 1290, Dallas, Texas 75248, or at such other place as Holder hereof may designate in writing, the principal sum of up to TWO MILLION AND NO/100 DOLLARS ($2,000,000.00), pursuant to that certain Credit Agreement, of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”), among Borrower, the lenders party thereto from time to time (each a “Lender” and collectively, the “Lenders”), and Agent, together with interest on the unpaid amount from time to time outstanding under this Note at the rate or rates of interest provided therefor in the Credit Agreement.  This Note evidences the obligation of Borrower to repay, with interest thereon, the Loans under the Credit Agreement made by Lenders to Borrower pursuant to the Credit Agreement.

DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meanings set forth in the Credit Agreement.

PRINCIPAL AND INTEREST

Principal.  Borrower shall make payments on the principal balance of this Note and accrued interest on the principal balance of this Note in accordance with the provisions of the Credit Agreement.  If not sooner paid, the entire unpaid principal balance of this Note and all interest thereon shall be paid on the Term Loan Maturity Date.

Interest. Interest on the unpaid balance of this Note will accrue from the date of this Note until final payment thereof in accordance with the applicable provisions of the Credit Agreement.

Prepayments.  Borrower may prepay the principal sum outstanding from time to time hereunder as provided in the Credit Agreement, subject to any prepayment premium set forth in the Credit Agreement.

INCORPORATION OF CREDIT AGREEMENT

This Note has been issued pursuant to the Credit Agreement, and all of the terms, covenants and conditions of the Credit Agreement (including all Exhibits and Schedules thereto) and all other instruments evidencing or securing the indebtedness hereunder are hereby made a part of this Note and are deemed incorporated herein in full.

EVENTS OF DEFAULT

Upon the occurrence and during the continuance of an Event of Default, in accordance with the terms of the Credit Agreement and the other Loan Documents, as applicable, in addition to any other remedies to which the holder of this Note may be entitled, the total unpaid principal balance of the indebtedness evidenced hereby, together with all accrued but unpaid interest hereon, and all other sums owing hereunder, under the Credit Agreement or under any other Loan Document, may be declared to be immediately due and payable.

LAWFUL LIMITS

All agreements between Borrower and Holder are expressly limited so that in no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof, acceleration of maturity of the unpaid principal balance hereof, or otherwise, shall the amount paid or agreed to be paid to Holder for the use, forbearance or detention of the money to be advanced hereunder exceed the highest lawful rate permissible under applicable usury laws.  If, from any circumstances whatsoever, fulfillment of any provision hereof, of the Credit Agreement or of any other Loan Documents shall involve transcending the limit of validity prescribed by any law which a court of competent jurisdiction may deem applicable hereto, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and, if from any circumstance Holder shall ever receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance due hereunder and not to the payment of interest.  This provision shall control every other provision of all agreements between Borrower and Holder.

MISCELLANEOUS

WAIVERS.  PRESENTMENT FOR PAYMENT, NOTICE OF NONPAYMENT OR DISHONOR, PROTEST, NOTICE OF PROTEST, DEMAND, NOTICE OF DEMAND, NOTICE OF ACCELERATION OR INTENT TO ACCELERATE AND ALL OTHER NOTICES IN CONNECTION WITH THE DELIVERY, ACCEPTANCE, PERFORMANCE, DEFAULT OR ENFORCEMENT OF THIS NOTE ARE HEREBY IRREVOCABLY WAIVED BY BORROWER.

Exercise of Remedies.  No delay on the part of Holder in the exercise of any right, power or remedy hereunder, under the Credit Agreement or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise by Holder of any right, power or remedy hereunder, under the Credit Agreement or under any other Loan Document preclude other or further exercise thereof, or the exercise of any other right, power or remedy.  Upon the occurrence and continuance of an Event of Default, Holder shall at all times have the right to proceed against any portion of the Collateral in such order and in such manner as Holder may deem fit, without waiving any rights with respect to any other security.

Invalid Provisions.  The illegality or unenforceability of any provision of this Note shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Note.

Governing Law.  THIS NOTE SHALL BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

Definition of Note.  All references to “Note” or “Notes” in the Loan Documents shall also include this Note, to the extent not returned to Borrower for cancellation, as the same may be amended, supplemented, modified, divided and/or restated and in effect from time to time.

New Notes.  Upon Agent’s written request Borrower shall execute and deliver to Agent new Notes and/or split or divide the Notes, or any of them, in exchange for the then existing Notes, in such smaller amounts or denominations as Agent shall specify; provided, that the aggregate principal amount of such new, split or divided Notes shall not exceed the aggregate principal amount of the Notes outstanding at the time such request is made; and provided, further, that such Notes that are replaced shall then be deemed no longer outstanding under the Credit Agreement and replaced by such new Notes and returned to Borrower within a reasonable period of time after Agent’s receipt of the replacement Notes.

Replacement Notes.  Upon receipt of evidence reasonably satisfactory to Borrower of the mutilation, destruction, loss or theft of any Notes and the ownership thereof, Borrower shall, upon the written request of the holder of such Notes, execute and deliver in replacement thereof new Notes in the same form, in the same original principal amount and dated the same date as the Notes so mutilated, destroyed, lost or stolen; and such Notes so mutilated, destroyed, lost or stolen shall then be deemed no longer outstanding under the Credit Agreement.  If the Notes being replaced have been mutilated, they shall be surrendered to Borrower; and if such replaced Notes have been destroyed, lost or stolen, such holder shall furnish Borrower with an indemnity in writing to indemnify, defend and save them harmless in respect of such replaced Notes.

TRIBUTE PHARMACEUTICALS CANADA INC. By: /s/ Scott Langille Name: Scott Langille Title: CFO